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October 26, 2006



RiverSource Variable Portfolio - Investment Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN  55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of RiverSource Variable Portfolio - Investment Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,



/s/      Leslie L. Ogg
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         Leslie L. Ogg
         Attorney at Law
         901 S. Marquette Ave., Suite 2810
         Minneapolis, Minnesota  55402-3268